Exhibit 99.2

Hafnia Limited Announces Financial Results for the Three Months Ended 31 March 2026

Singapore, 27 May 2026

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 100 vessels, today announced results for the three months ended 31 March 2026.

The full report can be found in the Investor Relations section of Hafnia’s website:
https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

First Quarter 2026

■	Recorded net profit of USD 179.7 million or USD 0.36 per share[1] compared to USD 63.2 million or USD 0.13 per share in Q1 2025.

■	Fee-based businesses generated earnings of USD 7.8 million compared to USD 7.9 million in Q1 2025.

■	Time Charter Equivalent (TCE)[3] earnings were USD 282.5 million compared to USD 218.8 million in Q1 2025, resulting in an average TCE[3] of USD 30,327 per day[4].

■	Adjusted EBITDA[3] of USD 198.6 million compared to USD 125.1 million in Q1 2025.

■	73% of total earning days of the fleet were covered for Q2 2026 at USD 46,600 per day as of 13 May 2026.

■	Net asset value (NAV)[5] was approximately USD 4.0 billion, or approximately USD 8.09 per share (NOK 78.81), at quarter end.

■	Hafnia will distribute a total of USD 143.8 million, or USD 0.2877 per share, in dividends, corresponding to a payout ratio of 80%.

1 Based on weighted average number of shares as at 31 March 2026.
2 Excluding USD 9.9 million of dividend income from Hafnia’s investment in TORM.
3 See Non-IFRS Measures Section below.
4 TCE per day presented here excludes USD 0.6 million of prior period adjustments to operating segments that Hafnia exited in prior financial years.
5 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Mikael Skov, CEO of Hafnia, commented:

The first quarter of 2026 was defined by a geopolitical disruption to global oil markets without modern precedent. The closure of the Strait of Hormuz fundamentally reshaped global crude and refined product trade flows.

At the same time, attacks on Middle East refineries, refinery run cuts, and export restrictions in Asia further disrupted supply chains and trade volumes across multiple regions. The loss of an estimated 12.8 million barrels per day (mb/d) in global oil supply triggered a rapid rerouting of crude and refined product supply chains. This was partially offset by increased production from Atlantic Basin and the International Energy Agency’s (IEA) coordinated release of up to 400 mb from strategic reserves to help fill the supply gap.

Against this backdrop, Hafnia delivered another quarter of strong earnings. In Q1 2026, we recorded a net profit of USD 179.7 million. This included USD 32.5 million from gains on vessel sales, while our fee-based business generated USD 7.8 million. The IFRS 15 load-to-discharge adjustment has resulted in a negative TCE adjustment of USD 17.9 million. Q1 results include approximately 210 off-hire vessel-days from scheduled drydocking. We expect drydocking activity to continue through the remainder of 2026, with approximately 300 off-hire days anticipated in Q2.

Our average fleet TCE for Q1 was USD 30,327 per day. As of 13 May 2026, 73% of our Q2 earning days are covered at an average of USD 46,600 per day, supporting our expectation that Q2 will be stronger than Q1. In addition, 39% of our earning days for Q2 to Q4 2026 have been covered at an average rate of USD 38,281 per day.

At the end of the first quarter, our net asset value (NAV1) rose to approximately USD 4.0 billion, up USD 0.5 billion from Q4 2025. This is equivalent to USD 8.09 (~NOK 78.81) per share, driven by higher vessel valuations across all segments amid a strengthened freight market. Our net Loan-to-Value (LTV) ratio decreased from 24.9% in the fourth quarter to 20.2%, primarily due to strong cashflow generation from both operations and vessel sales.

I am pleased to announce an 80% payout ratio for the first quarter. Accordingly, we will distribute a total of USD 143.8 million in dividends, or USD 0.2877 per share. This reflects our continued commitment to delivering strong shareholder returns. Shareholders who have held Hafnia shares over the past 12 months have achieved a total return exceeding 100%, including share price appreciation and dividends.

As part of our fleet renewal strategy, we divested older tonnage while enhancing the overall quality and efficiency of our fleet. In Q1, we completed the sale of three LR1s, two MRs, and one Handy. During Q2, we further sold and delivered one LR1, one MR, and three Handy vessels, with an additional MR committed for sale and pending delivery to the buyer. These transactions, together with our recently announced contracts for eight MR newbuilds and the exercise of two additional newbuild options, demonstrate our focus on modernizing the fleet, reducing average fleet age, and strengthening Hafnia’s long-term earnings capacity.

Since making our 13.97% investment in TORM in December 2025, the position has contributed meaningfully to our overall financial performance. Since the investment, we have recognized approximately USD 9.9 million in dividend income. As at Q1 2026, the market value of the position stood at USD 395.0 million, representing an unrealized fair value gain of approximately USD 117.8 million from the previous quarter.

The investment represents a meaningful financial position in a high-quality product tanker company, and we continue to evaluate it within the context of our strategy and our commitment to delivering shareholder returns. While we maintain our view that industry consolidation can create value, the specific path and timing of any strategic steps will be guided by our overriding priority: maximizing returns for Hafnia’s shareholders. We will take the approach that best serves this objective.

We have commenced the deployment of Complexio, an enterprise AI platform that integrates conversational AI, workflow analytics, and automation to transform operational data into faster and more informed decision making. Initial applications have already improved response times across commercial and finance workflows, and we believe the platform has significant potential to scale across Hafnia as adoption accelerates through 2026 and 2027.

Looking ahead, the outlook remains highly uncertain and depends largely on the duration of the disruption to traffic through the Strait of Hormuz and the time required for oil production and global refinery operations to recover. The IEA estimates refinery throughput will plunge by 4.5 mb/d in the second quarter. Even if the Strait gradually reopens, structural damage to Gulf infrastructure is expected to drive a prolonged rerouting of global product trade flows, supporting tonne-mile demand well beyond this year.

With nearly 200 tankers and thousands of seafarers unable to transit the Strait at the end of the quarter, the human dimension of this crisis must not be overlooked. The safety and well-being of our own crews, and those across the industry, remain our foremost concern. We are operating in a market environment without modern precedent, characterized by significant disruption and volatility. At the same time, we continue to monitor the demand-side impact of elevated oil prices, which the IEA now forecasts will lead to the first year-over-year contraction in global oil demand since the COVID-19 pandemic, with demand forecast to decline by approximately 0.4 mb/d to around 104 mb/d.

Despite this backdrop, I remain highly confident in Hafnia’s commercial expertise and operational agility. Our ability to navigate complex market conditions, optimize trade flows, and respond to evolving market dynamics positions us strongly to capture opportunities while prudently managing risk.

Mikael Skov
CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Fleet1

At the end of the quarter, Hafnia’s fleet consisted of 109 owned vessels2 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 29 LR1s (including two bareboat-chartered in and two time-chartered in), 56 MRs of which 13 are IMO II (including seven time-chartered in), and 23 Handy vessels of which 18 are IMO II (including one bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,116 million, of which USD 3,625 million relates to Hafnia’s 100% owned fleet, and USD 490 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 629 million3, the LR1 fleet had a broker value of USD 1,023 million3, the MR fleet had a broker value of USD 1,688 million4 and the Handy vessels had a broker value of USD 776 million5. The unencumbered vessels had a broker value of USD 1,116 million. The chartered-in fleet had a right-of-use asset book value of USD 36.5 million with a corresponding lease liability of USD 35.9 million.

1 Vessels under construction that are not delivered as at the financial reporting date are not included in the fleet count.
2 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and one LR1, two MRs and three Handy vessels classified as held for sale.
3 Including USD 326 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture; and one LR1 classified as held for sale.
4 Including USD 164 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels; and two MRs classified as held for sale.
5 Including IMO II Handy vessels; and three Handys classified as held for sale.

Market Review & Outlook

Market Fundamentals
The product tanker market entered 2026 on a seasonally firm footing, supported by higher crude production and a meaningful shift of LR2 vessels into dirty trading, before the outbreak of war in the Persian Gulf in early March transformed the operating landscape. From early March, the conflict involving the US, Israel, and Iran in the Persian Gulf, and the subsequent closure of the Strait of Hormuz, removed significant volumes of crude oil and vessels from the market and fundamentally altered global trade flows.

At the same time, attacks on refineries reduced refinery runs, while concerns over tightening crude supply prompted several countries to impose export restrictions. This created an increasingly fragmented market environment, with trading activity East of Suez materially constrained, while Atlantic Basin producers, particularly the US Gulf, stepped in to offset supply shortfalls. The resulting dislocation significantly increased tonne-mile demand and drove freight rates in the West to elevated levels. On the supply side, a large share of the existing orderbook consists of LR2 vessels, many of which trade in the crude segment, further tightening effective supply within the product tanker market.

Refining margins remained at historically high levels throughout the period, supported by record middle distillate cracks, incentivizing maximum throughput wherever feedstock was available and driving product movements that directly benefit tanker utilization. The United States became a net crude exporter for the first time in over 50 years, with weekly crude exports reaching a record 6.4 mb/d in late April, a direct consequence of lost Gulf supply and rising US output, materially increasing tonne-mile demand on Atlantic Basin routes.

Forward View
The outlook remains highly uncertain. The IEA’s base case assumes the Strait remains shut until early June, with at least two to three months needed thereafter to fully normalize trade flows, implying that even under a favourable scenario, market dislocations will persist well into the second half of 2026 The IEA estimates refinery crude throughput will plunge by 4.5 mb/d in Q2 2026 to 78.7 mb/d, and by 1.6 mb/d to 82.3 mb/d for 2026, as operators contend with infrastructure damage, export restrictions, and lower feedstock availability.

The pace of global inventory drawdowns underscores the severity of the supply shock. Global observed oil inventories drew by 129 mb in March and a further 117 mb in April, with OECD on-land stocks plummeting by 146 mb (4.9 mb/d) in April alone. The IEA’s cumulative stock deficit is projected to reach approximately 900 mb by September 2026, including the 400 mb coordinated stock release, of which only approximately 164 mb had been released as of 8 May.

Even if the Strait gradually reopens, structural impairment to Gulf infrastructure is expected to prolong the rerouting of global trade flows, supporting tonne-mile demand well beyond this year. At the same time, a prolonged closure of the Strait could put downward pressure on freight rates as ballast tonnage from the East repositions to other markets and the loss of crude supply becomes increasingly visible in weaker global oil demand. The IEA now projects world oil demand contracting by approximately 0.4 mb/d year-on-year to around 104 mb/d in 2026, the first annual decline since COVID-19, with the sharpest impact concentrated in Q2, where demand is forecast to fall by 2.45 mb/d year-on-year as petrochemical feedstock availability, aviation activity, and industrial consumption are all severely curtailed.

However, as countries, especially the US, continue drawing down inventories, we believe the eventual restoration of flows through the Strait of Hormuz and the recovery of refinery operations in the East could trigger a meaningful, multi-quarter inventory rebuilding cycle. Rebuilding these inventories would require roughly an additional 1 mb/d of supply over the next three years, on top of underlying demand growth, providing strong underlying support for tanker demand and freight rates.

On the supply side, in our view, the overall outlook remains more balanced than headline orderbook figures suggest. While a sizeable number of newbuild vessels are expected to deliver in 2026, the potential for scrapping is also increasing as the global fleet continues to age. In addition, the number of sanctioned vessels has grown materially and continues to rise, with many unlikely to return to mainstream trading markets. Together, these factors support a tighter and more constructive long-term supply outlook for the tanker sector.

Key Figures

USD million	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	346.6	366.5	368.4	412.9
Profit before tax	78.0	92.2	107.4	180.5
Profit for the period	75.3	91.5	109.7	179.7
Financial items	(8.1)	(13.3)	(9.3)	(12.0)
Share of profit from joint ventures	3.0	4.4	6.8	10.0
TCE income[1]	231.2	247.0	259.0	282.5
Adjusted EBITDA[1]	134.2	150.5	149.7	198.6
Balance Sheet
Total assets	3,669.9	3,570.1	3,811.9	4,029.0
Total liabilities	1,369.5	1,239.5	1,482.3	1,487.6
Total equity	2,300.4	2,330.7	2,329.6	2,541.4
Cash at bank and on hand[2]	194.0	132.5	103.6	146.5
Key financial figures
Return on Equity (RoE) (p.a.)[3]	13.2%	15.9%	19.1%	29.5%
Return on Invested Capital (p.a.)[4]	10.6%	12.8%	13.4%	22.7%
Equity ratio	62.7%	65.3%	61.1%	63.1%
Net loan-to-value (LTV) ratio[5]	24.1%	20.5%	24.9%	20.2%

For the 3 months ended 31 March 2026	LR2	LR1[6]	MR7	Handy[8]	Total
Vessels on water at the end of the period[9]	6	23	50	23	102
Total operating days[10]	540	2,267	4,392	2,134	9,333
Total calendar days (excluding TC-in)	540	2,135	3,907	2,157	8,739
TCE (USD per operating day)[1]	35,316	38,194	27,958	25,589	30,327
Spot TCE (USD per operating day)[1]	51,869	39,458	29,601	26,060	31,543
TC-out TCE (USD per operating day)[1]	30,660	31,533	22,026	22,311	25,594
OPEX (USD per calendar day)[11]	8,663	8,454	8,319	7,805	8,247
G&A (USD per operating day)[12]					1,497

1 See Non-IFRS Measures section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercials pools), divided by broker vessel values (100% owned vessels) and the lower of the market value or purchase price of the Torm investment. The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 The LR1 vessel classified as held for sale is excluded from vessels on the balance sheet, while it is included in the table for the 3 months ended 31 March 2026.
7 Inclusive of nine IMO II MR vessels. The two MRs classified as held for sale are excluded from vessels on the balance sheet, while they are included in the table for the 3 months ended 31 March 2026.
8 Inclusive of 18 IMO II Handy vessels. The three Handys classified as held for sale are excluded from vessels on the balance sheet., while they are included in the table for the 3 months ended 31 March 2026.
9 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
10 Total operating days include owned vessel days and bareboat charter-out days. Vessel-owned days are defined as the total number of days, including waiting time, in a period during which a vessel is owned, technical off-hire days and docking days. Bareboat arrangements include sale-and-leaseback or time charter-in arrangements.
11 OPEX includes vessel running costs and technical management fees.
12 G&A includes all expenses and is adjusted for costs incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.2877 per share. The record date will be 4 June 2026.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 3 June 2026 and a payment date on, or about, 22 June 2026.

For shares registered in the Depository Trust Company, the ex-dividend date will be 4 June 2026, with a payment date on, or about, 16 June 2026.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 27 May 2026.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on 27 May 2026 .

Meeting ID: 388 844 800 223 275

Passcode: uJ6oM6Pv
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Dial in by phone: +45 32 72 66 19,,557564486# Denmark, All locations

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Phone conference ID: 557 564 486#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 March 2026 and 31 December 2025.

	For the 3 months ended 31 March 2026 USD’000	For the 3 months ended 31 March 2025 USD’000
Profit for the financial period	179,730	63,190
Income tax expenses	788	1,419
Depreciation charge of property, plant and equipment	47,985	49,525
Amortisation charge of intangible assets	83	105
Gain on disposal of assets	(32,526)	—
Share of profit of equity-accounted investees, net of tax	(9,968)	(3,036)
Interest income	(2,341)	(2,660)
Interest expense	12,332	14,361
Capitalised financing fees written off	—	786
Other finance expense	1,962	1,403
Impairment loss on trade receivables	576	—
Adjusted EBITDA	198,621	125,093

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2026 USD’000	For the 3 months ended 31 March 2025 USD’000
Revenue (Hafnia Vessels and TC Vessels)	412,923	340,343
Revenue (External Vessels in Disponent-Owner Pools)	258,299	207,567
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(130,428)	(121,592)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(79,816)	(86,223)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(178,483)	(121,344)
TCE income	282,495	218,751
Operating days	9,333	9,514
TCE income per operating day[2]	30,266	22,992

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2026	For the 3 months ended 31 March 2025
Revenue (Hafnia Vessels and TC Vessels)	412,923	340,343
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(130,428)	(121,592)
TCE income	282,495	218,751
Operating days	9,333	9,514
TCE income per operating day[2]	30,266	22,992

2 TCE per day presented here for the 3 months ended 31 March 2026 includes USD 0.6 million of prior period adjustments to operating segments that Hafnia exited in prior financial years.

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

●
general economic, political, security, and business conditions, including the ongoing war between Russia and Ukraine, conflicts in the Middle East and the closure of the Strait of Hormuz, disruptions in the Red Sea, sanctions and other measures;

●	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

●	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;

●	changes in expected trends in recycling of vessels;

●	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

●	competition within our industry, including changes in the supply of chemical and product tankers;

●	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

●	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

●	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;

●	potential disruption of shipping routes and demand due to accidents, piracy, conflicts or political events;

●	vessel breakdowns and instances of loss of hire;

●	vessel underperformance and related warranty claims;

●	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

●	our ability to procure or have access to financing and refinancing;

●	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

●	fluctuations in commodity prices, foreign currency exchange and interest rates;

●	potential conflicts of interest involving our significant shareholders;

●	our ability to pay dividends;

●	technological developments;

●	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 17 April 2026

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.